February 6, 2020

Robert Karlovich
Chief Financial Officer
NGL Energy Partners LP
6120 South Yale Avenue, Suite 805
Tulsa, Oklahoma 74136

       Re: NGL Energy Partners LP
           Form 10-K for Fiscal Year Ended March 31, 2019
           Filed May 30, 2019
           File No. 001-35172

Dear Mr. Karlovich:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services